Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

The combination of Cascades S.A.’s recycled boxboard business with that of Reno De Medici S.p.A.’s receives shareholder approval.

Kingsey Falls, October 29, 2007 — Cascades Inc. (“Cascades” — CAS-TSX) announced today that shareholders of Reno De Medici S.p.A. approved the proposed merger of Cascades S.A.’s recycled boxboard business and Reno De Medici S.p.a. at an extraordinary general meeting of shareholders held for that purpose today.  The transaction is expected to be completed at the beginning of January 2008 and is subject to approval by the appropriate competition authorities.

The planned combination will offer a unique portfolio of production assets for all of Europe, presenting a combined annual capacity of more that 1,100 kT.  This merger will thus result in an operationally and financially stronger company that will be better able to respond to the demands of global customers.

About Cascades Inc and Cascades S.A.

Founded in 1964, Cascades produces, transforms and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 14 000 men and women who work in some 100 modern and flexible production units located in North America and in Europe.  Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create innovative products for its clients.  The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Cascades S.A. is a European division of Cascades Inc. It includes primarily 4 virgin and recycled manufacturing boxboard mills in France, Germany and Sweden, a sheeting operation in England and an overall active sales structure in Europe.

About Reno De Medici SpA

Reno De Medici produces, transforms and markets cartonboard. Reno De Medici employs more than 1,100 employees and conducts its activities through subsidiaries based in Italy, France, Spain and Germany. Reno De Medici is listed on the Milan and Madrid stock exchanges.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For more detailed information : Media Mr. Hubert Bolduc Vice-President, Communications and Public Affairs Cascades Inc. (819) 363-5164	Investors Mr. Marc Jasmin Director, Investor Relations Cascades Inc. (514) 282-2681